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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

METALS USA, INC. 401 (K) PLAN
(Full title of the Plan)

METALS USA, INC.
(Name of Issuer of the Securities Held Pursuant to the Plan)

COMMISSION FILE NUMBER 1-13123

Delaware (State or other jurisdiction of incorporation or organization)	76-0533626 (I.R.S. Employer Identification Number)
One Riverway, Suite 1100 Houston, Texas (Address of Principal Executive Offices)	77056 (Zip Code)
Registrant's telephone number, including area code: (713) 965-0990

Metals USA, Inc. 401(k) Plan

Financial Statements for the Years Ended
December 31, 2003 and 2002 and Supplemental
Schedule for the Year Ended December 31, 2003
and Report of Independent Registered Public
Accounting Firm

METALS USA, INC. 401(k) PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE*—
Schedule H, Line 4i—Schedule of Assets (Held at End of Year), December 31, 2003	9

*
Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
    Metals USA, Inc. 401(k) Plan
Houston, Texas

        We have audited the accompanying statements of net assets available for benefits of Metals USA, Inc. 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subject to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas

July 7, 2004

METALS USA, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value	$50,338,793	$52,850,935
Receivables:
Employer contributions	—	—
Employee contributions	257,485	194,138
Participant notes	1,541,547	2,200,333

Total receivables	1,799,032	2,394,471

NET ASSETS AVAILABLE FOR BENEFITS	$52,137,825	$55,245,406

The accompanying notes are an integral part of these financial statements.

METALS USA, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net appreciation/ (depreciation) in pooled separate accounts	$7,542,678	$(10,782,667)
Interest	706,064	1,143,772
Company securities	233,916	(186,834)

Total investment income (loss)	8,482,658	(9,825,729)

Contributions:
Employer	355,118	70,024
Employee	2,773,365	4,225,736

Total contributions	3,128,483	4,295,760
Transfer to/ (from) affiliated plan	24,998	(216,188)

Total additions (deductions)	11,636,139	(5,746,157)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments	12,363,465	15,999,628
Administrative expense	20,603	73,806
Participant notes receivable terminated due to withdrawal of participant	495,779	631,058
Assets transferred out	1,863,873

Total deductions	14,743,720	16,704,492

NET DECREASE	(3,107,581)	(22,450,649)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	55,245,406	77,696,055

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$52,137,825	$55,245,406

The accompanying notes are an integral part of these financial statements.

METALS USA, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.     DESCRIPTION OF PLAN

        The following description of the Metals USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

        General—The Plan is a defined contribution plan established effective June 1, 1998 was amended and restated in its entirety effective January 1, 2000. Nonunion employees of Metals USA, Inc. (the "Company") become eligible to participate upon completing six months of service. During 2003 the Plan was amended to permit employees to become eligible to participate upon the first of the month coincident with or following the date of employment, effective January 1, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        Contributions—Participants may contribute an amount equal to not less than 1% or more than 25% of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2003 the Plan offered a general account, a number of pooled separate accounts, and a guaranteed investment contract as investment options for participants. During 2002 the Plan's investment committee removed Company securities as an alternative investment option. No additional funds may be allocated to Company securities. Employee contributions are recorded as a receivable in the period during which the Company makes payroll deductions from the participant's earnings.

        The Company may make a qualified matching contribution in an amount equal to $.50 for each $1.00 contributed by a participant, up to a maximum of 6% of the participant's compensation. This matching contribution was discontinued on October 1, 2001. During 2003 the Plan was amended to provide qualified matching contribution in an amount equal to $1.00 for each $1.00 contributed by a participant, up to a maximum of 2% of the participant's compensation, effective January 1, 2004. Qualified matching contributions are recorded monthly. The Company may also make discretionary qualified nonelective and profit sharing contributions. Discretionary qualified nonelective and profit sharing contributions, if any, are recorded when received. For the years ended December 31, 2003 and 2002 there were no discretionary contributions made.

        Participant Accounts—Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Vesting—Participants are immediately vested in their own voluntary contributions and qualified nonelective and profit sharing contributions plus earnings thereon. During 2003 the Plan was amended to provide an immediate 100% vesting for all participants employed at December 31, 2003. Vesting in the Company's contribution portion of their accounts is based on years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant's account becomes 100% vested. Participants employed after December 31, 2003, vest in the Company matching contribution 50% in the first year and 100% at the end of the second year.

        Benefit Payments—On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement and applicable tax laws. Benefit claims are recorded as distributions when they have been approved for payment and paid by the Plan.

        Participant Notes Receivable—Participants may borrow up to a maximum of $50,000 or 50% of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.0% to 5.25% and 5.25% to 10.50% for the years ended December 31, 2003 and 2002, respectively).

        Administrative Expenses—The expenses of administration of the Plan, including the expenses of the Administrator and fees of the Trustee, shall be paid by the Plan unless the Plan sponsor elects to make payment.

        Basis of Presentation—The accompanying plan financial statements have been prepared on the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. On November 14, 2001, the Company and all of its U.S. subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code") in the U.S. Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") and began operating their business as debtors-in-possession pursuant to the Bankruptcy Code. On October 31, 2002, the Company's Reorganization Plan became effective and the successor company emerged from bankruptcy court protection.

2.     SUMMARY OF ACCOUNTING POLICIES

        Method of Accounting—The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from these estimates.

        Investment Valuation—Investments in the general account and the guaranteed investment contract are non-fully benefit responsive and are stated at fair value. The term "non-fully benefit responsive" generally relates to investments that have or could have possible conditions, limitations or restrictions on participant initiated transactions. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant notes receivable are valued at cost which approximates fair value. Warrants for the Company's common stock are valued at their quoted market price.

        The Plan had 2,754,651 shares of the predecessor company stock at December 31, 2002. Pursuant to the Company's Reorganization Plan, which became effective October 31, 2002, all holders of Metals USA common stock were entitled to receive warrants in exchange for their shares in an approximate ratio of 1 warrant for every 10 shares of stock. On April 30, 2003, the Company initiated the exchange of warrants for the stock. The Plan received 275,465 warrants pursuant to the exchange, and were allocated to participants who may direct the usage of the warrants. At December 31, 2003 the Plan held 244,432 warrants. Each warrant entitles the holder to purchase 1 share of the new Metals USA common stock at a cost of $18.50/share through October 31, 2007. The warrants trade on the NASDAQ national markets quotation system under the sticker symbol "MUSAW."

        Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned.

        Risks and Uncertainties—The Plan provides for investments in various securities through the investment funds offered to participants, including but not limited to, foreign and domestic equity securities, bonds and obligations of the U.S. government, among others. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

3.     INVESTMENTS

        Investments that represent 5% or more of the Plan's net assets are separately identified below:

	December 31,
	2003	2002
CIGNA Guaranteed Income Fund	$17,059,934	$20,810,101
CIGNA Fidelity Advisor Equity Growth Fund	5,732,057	6,547,903
CIGNA Janus Account	4,205,205	4,152,503
CIGNA Growth & Income Fund/Multi-Manager	3,559,337	3,537,743
CIGNA Lifetime40 Fund	3,726,770	3,949,869
CIGNA S&P 500 Index Fund	2,812,383	2,899,144

        Investment Performance—During the years ended December 31, 2003 and 2002, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2003	2002
General Account—CIGNA Charter Guaranteed Income Fund	$605,816	$842,399
Guarantees Investment Contract—ONLIC Fixed
Accumulation Account	92,378	111,208
Participant Notes Receivable	7,870	190,165

Total interest income	706,064	1,143,772

Pooled Separate Accounts:
CIGNA S&P 500 Index Fund	696,082	(920,233)
CIGNA Growth & Income Fund/Multi-Manager	870,634	(1,714,021)
CIGNA Global Value/Morgan Stanley	377,030	(377,088)
CIGNA Fidelity Advisor Equity Growth Fund	1,573,570	(3,587,903)
CIGNA Janus Account	1,180,361	(1,793,786)
CIGNA Lifetime20 Fund	120,922	(110,187)
CIGNA Lifetime30 Fund	175,359	(161,062)
CIGNA Lifetime40 Fund	729,197	(577,670)
CIGNA Lifetime50 Fund	142,588	(72,615)
CIGNA Lifetime60 Fund	64,888	(14,920)
CIGNA Large Cap Value Fund/Levin & Co.	221,354	(370,161)
CIGNA Mid-Cap Value Fund/Wellington	382,408	(161,796)
CIGNA Mid-Cap Blend Fund/New Amsterdam Partners	27,291	(39,588)
CIGNA Mid-Cap Growth Fund/Artisan	562,020	(617,036)
CIGNA Small Cap Value Fund/Sterling	285,612	(183,495)
CIGNA Small Cap Growth Fund/Times Square	100,811	(61,169)
CIGNA American Century International Growth Fund	32,551	(19,937)

Total pooled separate accounts	7,542,678	(10,782,667)

Company securities:
Predecessor Entity Common Stock	—	(186,834)
Warrants to Purchase Metals USA Common Stock	233,916	—

Total company securities	233,916	(186,834)

Total investment income (loss)	$8,482,658	$(9,825,729)

4.     INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

        The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Guaranteed Income Fund the Plan is credited with interest at the rate specified in the contract, which was 3.0% and 3.90% for the years ended December 31, 2003 and 2002, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Income Fund for six months. The Plan participates in a contract with Ohio National Life Insurance Company via an investment in the ONLIC Fixed Accumulation Account. For the Plan's investment in the ONLIC Fixed Accumulation Account, the Plan is credited with interest at the rate specified in the contract which was 3.0% and 4.85% for the years ended December 31, 2003 and 2002, respectively, net of asset charges. As discussed in Note 2, the CIGNA Income Fund and the ONLIC Fixed Accumulation Account are included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.     RELATED-PARTY TRANSACTIONS

        Plan assets include investments in funds managed by CG Life, a wholly owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds securities of Metals USA, Inc., the Plan sponsor, which also qualifies as a party-in-interest.

6.     PLAN TERMINATION

        The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.     TAX STATUS

        The Plan is a tax-qualified retirement plan under the Internal Revenue Code (the "Code") Section 401(a), with a qualified cash or deferred arrangement under Code Section 401(k) ("CODA") and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

        The Plan is an adopted form of the PDS Tax Qualified 401(k) Savings Plan & Trust Agreements Volume Submitter Plan (the "Volume Submitter Plan"), a non-standardized profit sharing plan with CODA. The Volume Submitter Plan obtained an opinion letter from the IRS dated November 20, 2000, which stated that the Volume Submitter Plan was in compliance with the applicable requirements of the Code. The Company is in the process of applying for a determination letter covering the adoption agreement of the Volume Submitter Plan. The Company believes that the Plan is currently being administered in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.     TRANSFERS

        Certain employees and their participant balances were transferred to/from an affiliated plan to the Plan. Additionally, $1,863,873 of account balances attributable to participants employed by a business sold in 2002 were transferred from the Plan in 2003.

9.     FORFEITURES

        Forfeitures result from nonvested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the plan agreement, forfeitures generated are added to the forfeiture reserve balance. At December 31, 2003 and 2002 forfeiture account balances were $307,091 and $126,328, respectively. As there were no employee matching contributions in 2003 or 2002, none of the forfeiture reserve balance was used.

******

METALS USA, INC 401(k) PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Connecticut General Life Insurance Company	CIGNA Guaranteed Income Fund	N/A**	$17,059,934
*	Connecticut General Life Insurance Company	CIGNA S&P 500 Index Fund	N/A**	2,812,383
*	Connecticut General Life Insurance Company	CIGNA Growth & Income Fund/Multi-Manager	N/A**	3,559,337
*	Connecticut General Life Insurance Company	CIGNA Global Value/Morgan Stanley	N/A**	1,593,343
*	Connecticut General Life Insurance Company	CIGNA Fidelity Advisor Equity Growth Fund	N/A**	5,732,057
*	Connecticut General Life Insurance Company	CIGNA Janus Account	N/A**	4,205,205
*	Connecticut General Life Insurance Company	CIGNA Lifetime20 Fund	N/A**	537,921
*	Connecticut General Life Insurance Company	CIGNA Lifetime30 Fund	N/A**	928,317
*	Connecticut General Life Insurance Company	CIGNA Lifetime40 Fund	N/A**	3,726,770
*	Connecticut General Life Insurance Company	CIGNA Lifetime50 Fund	N/A**	888,876
*	Connecticut General Life Insurance Company	CIGNA Lifetime60 Fund	N/A**	538,425
*	Connecticut General Life Insurance Company	CIGNA Large Cap Value Fund/Levin & Co.	N/A**	932,634
*	Connecticut General Life Insurance Company	CIGNA Mid-Cap Value Fund/Wellington	N/A**	1,115,403
*	Connecticut General Life Insurance Company	CIGNA Mid-Cap Blend Fund/NewAmsterdam Partners	N/A**	102,423
*	Connecticut General Life Insurance Company	CIGNA Mid-Cap Growth Fund/Artisan	N/A**	2,445,892
*	Connecticut General Life Insurance Company	CIGNA Small Cap Value Fund/Sterling	N/A**	929,998
*	Connecticut General Life Insurance Company	CIGNA Small Cap Growth Fund/Times Square	N/A**	393,682
*	Connecticut General Life Insurance Company	CIGNA American Century International Growth Fund	N/A**	165,750
*	CIGNA Financial Services, Inc.	Metals USA, Inc. Warrants	N/A**	244,432
*	Connecticut General Life Insurance Company	CIGNA Guaranteed Income Fund	N/A**	843,185
*	Ohio National Life Insurance Company	Ohio National Group Annuities	N/A**	1,582,826

		Total investments		50,338,793
	Outstanding Participant Loans	Interest Bearing Participant Notes Receivable		1,541,547

				$51,880,340

*
Indicates an identified person known to be a party-in-interest to the Plan.

**
Cost information has been omitted for participant directed investments.

SIGNATURES

        The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METALS USA, INC.
METALS USA, INC. 401(k) PLAN
July 9, 2004	By:	/s/ TERRY L. FREEMAN Terry L. Freeman Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
4*	Restated Plan Agreement and Adoption Agreement for the Metals USA, Inc. 401(k) Plan dated July 8, 2004

*
Filed herewith

QuickLinks

  TABLE OF CONTENTS
  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2003 AND 2002
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
  SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31, 2003
SIGNATURES
INDEX TO EXHIBITS